                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2004

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            for the transition period from __________ to __________.

                          Commission File No.: 3-37791

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                        CAMBREX CORPORATION SAVINGS PLAN

            B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:

                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              Cambrex Corporation Savings Plan

Date June 24, 2005                        /s/ Luke M. Beshar
                                          --------------------------------------
                                          Luke M. Beshar
                                          Executive Vice President and
                                          Chief Financial Officer
                                          (On behalf of the Registrant and
                                          as the Registrant's Principal
                                          Financial Officer)

CAMBREX CORPORATION SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

                                                                            PAGE
Report of Independent Registered Public Accounting Firm                        1

Financial Statements:

   Statements of Net Assets Available for Benefits
      as of December 31, 2004 and 2003                                         2

   Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 2004                                     3

Notes to Financial Statements                                                4-9

Supplemental Schedule*:

   Schedule H, line 4i - Schedule of Assets (Held at End of Year)             10

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Cambrex Corporation Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cambrex Corporation Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets
(Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2005

CAMBREX CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

                                                  2004                 2003
Investments at Fair Value:
       Cambrex Stock Fund                     $ 19,913,567         $  19,604,634
       Mutual Funds                             49,120,351            47,293,173

Loans to Participants:                             680,909               469,340
                                              ------------         -------------
   Total Investments                            69,714,827            67,367,147

Receivables:
       Participant Contributions                   173,201                     -
       Employer Contributions                       85,356                     -
                                              ------------         -------------
   Total Contribution Receivable                   258,557                     -
                                              ------------         -------------
   Net Assets Available for Benefits          $ 69,973,384         $  67,367,147
                                              ============         =============

   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
     Net appreciation in the fair value of
        investments                                               $  3,790,974

     Interest and dividends                                          1,115,929

  Contributions
     Participants                                                    4,512,430
     Rollovers                                                         152,620
     Employer                                                        2,154,570
                                                                  ------------
           Total contributions                                       6,819,620
                                                                  ------------

           Total additions                                          11,726,523

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments                                                  (9,092,174)
  Transfer out                                                          (6,744)
  Administrative expenses                                              (21,368)
                                                                  ------------
           Total deductions                                         (9,120,286)
                                                                  ------------
           Net increase                                              2,606,237

Net assets available for benefits:
  Beginning of year                                                 67,367,147
                                                                  ------------
  End of year                                                     $ 69,973,384
                                                                  ============

   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

      The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL

      The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was designed to enhance the existing retirement program for employees of the Company. The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee"). Fidelity also serves as recordkeeper and custodian of the Plan.

      ELIGIBILITY FOR PARTICIPATION

      Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date, as defined by the Plan document. All other employees, except those covered under a collective bargaining agreement who must bargain for the benefit, who work at least 20 hours per week or 1,000 hours per year, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

      CONTRIBUTIONS

      Participants may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 50%, of their compensation on a before-tax or after-tax basis. Pre-tax participant contributions may not exceed the smaller of 50% of the participant's base compensation or $13,000 in 2004. Effective January 1, 2003, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, including allowing eligible participants who attain age 50 in the calendar year to make additional "catch up" contributions in 2003. The catch-up contribution itself is limited to $3,000 in 2004 and will increase in thousand dollar increments to $5,000 in 2006. Thereafter, the catch-up contribution limit will be indexed for inflation.

      The Company matches 100% of employees' contributions based on the first 3% of their compensation; an additional 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in the form of Company common stock. Effective April 2003, participants can self-direct balances in this fund at anytime after the employer contribution is made. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise. Effective November 10, 2003, there are no active participants covered by a Collective Bargaining Agreement.

      INVESTMENT OPTIONS

      The Plan maintains investments in mutual funds, bond funds, U.S. Government securities and Company stock. Participants may invest their contributions, in multiples of ten percent, in one or more of the following funds:

      Cambrex Stock Fund - The fund consists primarily of Cambrex Corporation common stock with a small portion in short-term liquid investments. The fund was established to allow employees to invest in Cambrex Corporation common stock and to invest the employer match.

CAMBREX CORPORATION SAVINGS PLAN

      Dreyfus Founders Growth Fund - The fund primarily invests in common stocks as well as foreign securities. The fund seeks long-term growth of capital.

      Fidelity Magellan Fund - The fund invests primarily in common stocks seeking capital appreciation.

      Fidelity Investment Grade Bond - The fund invests primarily in U.S. dollar-denominated investment-grade bonds (those of medium and high quality) seeking to obtain a high level of current income consistent with preservation of capital.

      Fidelity Growth & Income Portfolio - The fund invests primarily in common stocks with a focus on those that pay current dividends and show potential for capital appreciation.

      Fidelity Asset Manager - The fund invests in stocks, bonds, short-term instruments and other investments seeking a high level of current income. The fund also considers the potential for capital appreciation.

      Fidelity Worldwide - The fund invests in securities issued anywhere in the world, primarily in common stocks. The fund seeks to allocate investments across countries and regions considering the size of the market in each country and region relative to the size of the world market to provide the growth of capital.

      Fidelity Retirement Government Money Market Portfolio - The fund invests primarily in U.S. Government securities and repurchase agreements for those securities seeking as high a level of current income as is consistent with the security of principal and liquidity.

      Spartan US Equity Index - The fund normally invests in common stocks included in the Standard & Poor's 500 stock index. The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

      Fidelity Short - Intermediate Government Portfolio - The fund invests primarily in U.S. Government securities and instruments related to U.S. Government securities seeking a high level of current income in a manner consistent with preserving principal.

      Strong Advisor Small Cap Value - The fund invests primarily in stocks of small-capitalization companies with a focus on stocks that are undervalued relative to the market based on earnings, cash flow, or asset value. The fund seeks to provide capital appreciation.

      VESTING

      A participant's contributions to the Plan shall always be fully and immediately vested. Participants shall vest in the matching employer contributions at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, participants shall be 100% vested in their matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions. Forfeitures for 2004 and 2003 were $135,607 and $103,941, respectively. Cumulative unused balances in the forfeiture account amounted to $147,448 and $94,475 at December 31, 2004 and 2003, respectively.

CAMBREX CORPORATION SAVINGS PLAN

      WITHDRAWALS DURING EMPLOYMENT

      Contributing participants may make withdrawals from their after-tax account balances prior to their termination of employment by filing written requests with the Plan Administration Committee. Pre-tax contributions are available only as provided by Internal Revenue Service regulation.

      DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS

      Participants, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in their account balances in all investment funds in the form of a lump sum payment. Provided the vested amount for distribution is in excess of $5,000, such participants must elect to receive a distribution of benefit prior to the first anniversary of their severance date or at age 65.

      DEATH, DISABILITY OR RETIREMENT

      If a participant's termination of employment is due to death, disability or retirement, all vested amounts credited to their accounts are payable in one lump sum to them or their designated beneficiary.

      LOANS TO PARTICIPANTS

      Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subtracting the participants' highest outstanding loan balances over the previous twelve months. Only one outstanding loan is allowed at any given time, and no more than one loan will be approved for any participant in any twelve-month period. There are two types of loans available: a regular loan, with a repayment period from one year up to five years; and a primary residence loan, with a repayment period from one year up to 15 years. Loans are collateralized by the balance in the participant's account and bear interest at 0.5% above the prime rate determined each October 1, or the first business day thereafter. The amounts borrowed are transferred from the investment funds to the participant loan fund on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds.

      PLAN TERMINATION

      Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA.

      In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested. Unless the Company's Board of Directors (the "Board") deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan have been prepared on the accrual basis of accounting.

      NET APPRECIATION (DEPRECIATION)

      The Plan presents in the "Statement of Changes in Net Assets Available for Benefits" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized

CAMBREX CORPORATION SAVINGS PLAN
      gains or losses recognized from the disposition of investments and the unrealized appreciation (depreciation) on those investments.

      PLAN EXPENSES

      All costs of administering the Plan are paid by the participants, to the extent not paid by the Company.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments are stated at fair value. Cambrex stock is traded on a national securities exchange and is valued at the last reported sales price of the day. Mutual funds are valued based on the published market value as quoted on a national securities exchange. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Participant loans are valued at cost, which approximates fair value.

3.    INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

      The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003:

                                               2004               2003
Cambrex Stock Fund                         $ 19,913,567       $19,604,634
Fidelity Magellan Fund                       12,104,113        11,287,052
Fidelity Growth & Income Portfolio           11,112,996        11,162,705
Fidelity Asset Manager                        4,682,981         5,228,162
Fidelity Retirement Government Money
        Market Portfolio                      4,822,803         6,126,332
Spartan US Equity Index                       6,812,756         5,617,835

CAMBREX CORPORATION SAVINGS PLAN

      During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $3,790,974 as follows:

Cambrex Stock Fund                                            $ 1,394,041
Mutual Funds                                                    2,396,933
                                                              -----------

    Total                                                     $ 3,790,974
                                                              ===========

      Calculations of the portion of the total funds to be allocated to the Plan have been made by the Trustee. The assets held by each fund are described in the prospectus of the fund, which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks and government securities. Each fund has an investment manager who exercises discretionary authority concerning investment vehicles within the fund.

4.    ASSET ALLOCATION

      The Plan's investments are self-directed by the participants in a Trust managed by the Trustee. As of December 31, 2004 and 2003, Plan investments are allocated as follows:

                                                           2004             2003
Cambrex Stock Fund                                          29%              29%
Dreyfus Founders Growth Fund                                 4                4
Fidelity Magellan Fund                                      17               17
Fidelity Investment Grade Bond                               4                4
Fidelity Growth & Income Portfolio                          16               17
Fidelity Asset Manager                                       7                8
Fidelity Worldwide Fund                                      1                1
Fidelity Retirement Government Money Market Portfolio        7                9
Spartan US Equity Index                                     10                8
Fidelity Short - Intermediate Government Portfolio           3                2
Strong Advisor Small Cap Value Fund                          2                1
                                                           ---              ---
                                                           100%             100%
                                                           ===              ===

      Funds offered within the Plan are diversified, allowing employees to self-direct participation in a broad range of funds being offered. Employer matching contributions are made directly into the Cambrex Stock Fund and can be transferred by participants at anytime thereafter, as provided under Plan provisions.

5.    RELATED PARTY TRANSACTIONS

      The Cambrex Stock Fund invests primarily in Cambrex Corporation common stock and maintains approximately 3-4% of its assets in cash and temporary liquid investments. Employee contributions and the employer match are used to buy units in the fund. Shares of Cambrex Corporation common stock are purchased by the Trustee on the open market or in stock issued by Cambrex at the average of the high and low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares were traded on the New York Stock Exchange ("NYSE"). Employee and employer contributions, dividends, and appreciation thereon can be transferred out of the Cambrex Stock Fund or transferred to another investment fund

CAMBREX CORPORATION SAVINGS PLAN
      without restriction. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations. Each participant can exercise voting rights attributable to the shares allocated to their account. The Cambrex Corporation common shares are currently traded on the NYSE. Fidelity serves as Trustee, recordkeeper, and custodian of the Plan and, therefore, is a party-in-interest.

6.    TAX STATUS

      The Internal Revenue Service issued its latest determination letter on April 4, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    RECONCILIATIONS OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500:

                                                                DECEMBER 31,
                                                           2004                 2003
Net assets available for benefits
     per the financial statements                      $ 69,973,384         $ 67,367,147

Participant contributions receivable                       (173,201)                   -

Employer contributions receivable                           (85,356)                   -
                                                       ------------         ------------
Net assets available for benefits per Form 5500        $ 69,714,827         $ 67,367,147
                                                       ============         ============

      The following is a reconciliation of the contributions received by the Plan per the financial statements to Form 5500:

                                                                    FOR THE YEAR ENDED
                                                                     DECEMBER 31, 2004
Contributions received by the Plan
     per the financial statements                                       $ 6,819,620

Less: Current year contributions receivable                                (258,557)
                                                                        -----------
Contributions received by the Plan per Form 5500                        $ 6,561,063
                                                                        ===========

CAMBREX CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                    DESCRIPTION OF         COST
      IDENTITY OF ISSUER                          ASSETS/INVESTMENTS      VALUE       CURRENT VALUE
*     Cambrex Stock Fund                            Common Stock            **        $  19,913,567
      Dreyfus Founders Growth Fund                  Mutual Fund             **            2,993,036
*     Fidelity Magellan Fund                        Mutual Fund             **           12,104,113
*     Fidelity Investment Grade Bond                Mutual Fund             **            2,727,795
*     Fidelity Growth & Income Portfolio            Mutual Fund             **           11,112,996
*     Fidelity Asset Manager                        Mutual Fund             **            4,682,981
*     Fidelity Worldwide Fund                       Mutual Fund             **              608,716
*     Fidelity Retirement Government Money
      Market Portfolio                              Mutual Fund             **            4,822,803
      Spartan US Equity Index                       Mutual Fund             **            6,812,756
*     Fidelity Short - Intermediate
      Government Portfolio                          Mutual Fund             **            1,754,160
      Strong Advisor Small Cap Value Fund           Mutual Fund             **            1,500,995
*     Participant Loans (rates ranging from
      4.5% to 10%)                                 Loans Receivable          -              680,909
                                                                                      -------------
                                                                                      $  69,714,827
                                                                                      =============

*     Party-in-interest

**    Cost information not required for participant-directed investments.